UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Chimani, Inc. (f/k/a Chimani, LLC)

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
January 5, 2010

Physical address of issuer
2 June Berry Court, Yarmouth, ME 04096

Website of issuer
https://www.chimani.com/

Name of intermediary through which the Offering will be conducted
OpenDeal Portal LLC dba "Republic"

CIK number of intermediary
0001751525

SEC file number of intermediary
007-00167

CRD number, if applicable, of intermediary
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of six percent (6.0%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of Crowd SAFE Units of the issuer that is equal to two percent (2.0%) of the total number of SAFEs sold by the issuer in the Offering.

Type of security offered
Crowd SAFE Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
August 17, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$15,012	$3,905
Cash & Cash Equivalents	$5,186	$186
Accounts Receivable	$7,499	$0
Short-term Debt	$723,391	$615,137
Long-term Debt	$80,000	$50,000
Revenues/Sales	$160,045	$9,230
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$89,896	-$434,862

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

April 17, 2019

FORM C

Chimani, Inc.



Up to $1,070,000 of
Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "*Form C*") is being furnished by Chimani, Inc., a Delaware corporation (the "*Company*", "*Chimani*", as well as references to "*we*", "*us*," or "*our*"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Safe Units of SAFE (Simple Agreement for Future Equity of the Company (the "*Securities*"). Purchasers of Securities are sometimes referred to herein as "*Purchasers*" or "*Investors*." The Company intends to raise at least $25,000.00 (the "*Target Offering Amount*") and up to $1,070,000.00 from Purchasers in the offering of Securities described in this Form C (this "*Offering*"). The minimum amount of Securities that can be purchased is $50.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "*Subscriptions*" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through OpenDeal Portal LLC dba "Republic" (the "*Intermediary*"). The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of 6.0% (six percent) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing. The Intermediary will be entitled to receive a number of Crowd SAFEs of the issuer that is equal to 2.0% (two percent) of the total number of Crowd SAFEs sold by the issuer in the Offering related to the purchase and sale of the Securities.

In the event that two multiples of the Target Offering Amount is reached prior to August 17, 2019, 2019, the Company may, provided the Intermediary consents, conduct the first of multiple closings of the Offering early, provided all Purchasers will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension

of the Offering and reconfirmation of the investment commitment). Purchasers who committed on or before such notice will have until the 48 hours prior to the new offering deadline to cancel their investment commitment.

	Price to Purchasers	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$50.00	$3.00	$47.00
Aggregate Minimum Offering Amount	$25,000.00	$1,500.00	$23,500.00
Aggregate Maximum Offering Amount	$1,070,000.00	$64,200.00	$1,005,800.00

(1)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

(2)   This includes the 6% cash commission due to the Intermediary but excludes fees to the Company's advisors, such as attorneys and accountants.

(3)   OpenDeal Portal LLC dba "Republic", or a successor as approved by the SEC, will receive 2.0% of the Securities being issued in this Offering in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://www.chimani.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is April 17, 2019.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

NOTICE REGARDING ESCROW AGENT

PRIME TRUST, LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY AS ESCROW AGENT SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to

update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING
The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2020.

Once posted, the annual report may be found on the Company's website at: https://www.chimani.com/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Updates
Updates on the status of this Offering may be found at: https://www.republic.co/chimani.

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Chimani, Inc. (the "*Company*" or "*Chimani*") is a Delaware Corporation. The Company was formerly known as Chimani, LLC. The Company was originally organized on January 5, 2010 as a Maine Limited

Liability Company, then merged into a Delaware Limited Liability Company by the same name and finally converted to a Delaware Corporation pursuant to a plan of conversion on March 31, 2015.

The Company is located at 2 June Berry Court, Yarmouth, ME 04096.

The Company's website is https://www.chimani.com/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Chimani develops mobile travel guides to help national park visitors navigate the overcrowding and lack of information they experience at parks by using our apps, on the web, within their cars, or on their smartphones. Chimani has grown to cover all 418 national parks in the US including 64 detailed guides for parks in the US, Canada, and the United Kingdom. Our platform extends to iOS, Android, the web, Alexa, EOM in-car app apps, and an API for content partnerships.

The Offering

Minimum amount of Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) being offered	25,000
Total Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)*	25,000*
Maximum amount of Crowd SAFE Units of SAFE (Simple Agreement for Future Equity)	1,070,000
Total Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)*	1,070,000*
Purchase price per Security	$1.00
Minimum investment amount per investor	$50.00
Offering deadline	August 17, 2019
Use of proceeds	See the description of the use of proceeds on page 23 hereof.
Voting Rights	See the description of the voting rights on page 34 hereof.

*The quantity of Crowd SAFES represented is not inclusive of the commission to the intermediary, which will result in an increase in Crowd SAFES issued and outstanding, proportionally.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company was first formed in 2010. Accordingly, we have little history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our continuation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with an early-stage a business operating in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The Company has a pending litigation, and an unfavorable ruling could severely impact the Company's liquidity, financial condition and operations.
The Company is currently engaged in a litigation with a former director and shareholder, in which the Company is the defendant. The claim arises from a dispute pertaining to royalty payment provision in the parties' original contract. The plaintiff, Infobridge, LLC, is wholly-owned and managed by Shaun Meredith, the Company's former acting CTO and Director, who claims total damages in the amount of $149,075.77. The Company disagrees and contends that the Plaintiff is not entitled to any payment. The complaint (*Infobridge, LLC* v. *Chimani, Inc.*) was filed on November 4, 2016 with the Superior Court of the State of Maine (Docket No. CV-2016-427). The plaintiff filed a motion for attachment and trustee process with the complaint, which was awarded by the court. Most recently, the Company filed its opposition to plaintiff's motion for partial summary judgment and cross motion for summary judgment. The Company does not believe the exposure to be more than $149,075.77 from the suit, and further has asserted in its cross motion for summary judgment that the plaintiff has no claim against the Company. The Company's motion for summary judgment has not yet been adjudicated.

Even if a claim is unsuccessful or without merit, the negative publicity surrounding a law suit could adversely affect our reputation and brand image. As is the case with any law suit, in the event that a settlement is not achieved, continued litigation could be expensive, take significant time and could divert management's attention from other business concerns, and affect our business plan. Further, an unfavorable ruling could severely impact our liquidity and may result in changes to or discontinuance of some of our services, potential liabilities or additional costs that could have a material adverse effect on our business, results of operations, financial condition and future prospects. See the section titled 'Litigation' herein for more information.

Our financial statements have been prepared on a going concern basis and we must raise additional capital to fund our operations in order to continue as a going concern.
IndigoSpire CPA Group, LLC, our independent registered public accounting firm for the fiscal year ended December 31, 2018, has included an explanatory paragraph in their opinion that accompanies our reviewed financial statements as of and for the year ended December 31, 2018 and December 31, 2017, indicating that our current liquidity position raises substantial doubt about our ability to continue as a going concern. If we are unable to improve our liquidity position we may not be able to continue as a going concern. The accompanying reviewed financial statements do not include any adjustments that might result if we are unable to continue as a going concern and, therefore, be required to realize our assets and discharge our liabilities other than in the normal course of business which could cause investors to suffer the loss of all or a substantial portion of their investment. While we are pursuing other financing avenues, this Offering may be the only source of financing for the Company in the immediate future.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Kerry Gallivan, Vinko Buble, Maile Buker and Steve King in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Kerry Gallivan, Vinko Buble, Maile Buker and Steve King die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such persons could negatively affect the Company and its operations.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences of our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease.

We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.
We depend significantly on the development of commercially viable new products, product grades and applications, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing new products, applications and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of facilities or processes to operate in accordance with specifications or expectations, construction delays, cost over-runs, the unavailability of financing, required materials or equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation. Further, personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems

and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Decreases in discretionary consumer spending may have an adverse effect on us.
A substantial portion of the products and services we offer are products or services that consumers may view as discretionary items rather than necessities. As a result, our results of operations are sensitive to changes in macroeconomic conditions that impact consumer spending, including discretionary spending. Difficult macroeconomic conditions, particularly high levels of unemployment, also impact our customers' ability to obtain consumer credit. Other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels, and fuel and energy costs could reduce consumer spending or change consumer purchasing habits. Slowdowns in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and our results of operations.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.
Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

We derive substantial revenues from the sale of advertising, and a decrease in overall advertising expenditures could lead to a reduction in the amount of advertising that companies are willing to purchase and the price at which they purchase it.
Expenditures by advertisers tend to be cyclical and have become less predictable in recent years, reflecting domestic and global economic conditions. If the economic prospects of advertisers or current economic conditions worsen, such conditions could alter current or prospective advertisers' spending priorities. In particular, advertisers in certain industries that are more susceptible to weakness in domestic and global economic conditions, such as beauty, fashion and retail and food, account for a significant portion of our advertising revenues, and weakness in these industries could have a disproportionate negative impact on our advertising revenues. Declines in consumer spending on advertisers' products due to weak economic conditions could also indirectly negatively impact our advertising revenues, as advertisers may not perceive as much value from advertising if consumers are purchasing fewer of their products or services. As a result, our advertising revenues are less predictable.

Our advertising and marketing efforts may be costly and may not achieve desired results.
We incur substantial expenses in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to

our equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

We rely on various intellectual property rights, including trademarks in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. The Company successfully filed a trademark application for the name "Chimani". However, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on

third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Government regulation is evolving and unfavorable changes could harm our business.
We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, e-commerce, electronic devices, and other services. Existing and future laws and regulations may impede our growth. These regulations and laws may cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, electronic device certification, electronic waste, energy consumption, environmental regulation, electronic contracts and other communications, competition, consumer protection, web services, the provision of online payment services, information reporting requirements, unencumbered Internet access to our services, the design and operation of websites and the characteristics and quality of products and services. It is not clear how existing laws governing issues such as property ownership, libel, and personal privacy apply to the Internet, e-commerce, digital content, and web services. Jurisdictions may regulate consumer-to-consumer online businesses, including certain aspects of our seller programs. Unfavorable regulations and laws could diminish the demand for our products and services and increase our cost of doing business.

Our business may be adversely affected by catastrophic events and extreme or unseasonable weather conditions.
Unforeseen events, including war, terrorism and other international conflicts, public health issues and natural disasters such as earthquakes, hurricanes or tornadoes, whether occurring in the United States or abroad, could disrupt our supply chain operations, international trade or result in political or economic instability. Any of the foregoing events could reduce demand for our products.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Crowdfunding Risks

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
The securities being offered have not been registered under the Securities Act of 1933 (the "***Securities Act***"). Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.
Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Purchasers commitment amount based on the Company's determination of a Purchaser's sophistication.
The Company may prevent Purchasers from committing more than a certain amount to this Offering based on the Company's belief of the Purchaser's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Purchasers may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its Target Offering Amount after 21-calendary days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

<u>**Risks Related to the Offering and the Securities**</u>

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

In the event of an extended litigation and/or an unfavorable ruling in connection with the Company's pending litigation, the use of proceeds may be applied to legal fees, court costs and payment of a significant monetary award to the adverse party in the suit.
Our management will have broad discretion over the use of the proceeds we receive in the Offering and might not apply the proceeds in ways that increase the value of your investment. You will be relying on the judgment of our management regarding the application of the Offering proceeds. In the event of an extended trial and/or an unfavorable ruling in connection with *Infobridge, LLC* v. *Chimani, Inc.*, the Company's current liquid assets may not be sufficient to cover the any final judgment, legal fees and court costs due in connection with the litigation. See the section titled 'Litigation' herein for more information.

The units of SAFE will not be freely tradable until one year from the initial purchase date. Although the units of SAFE may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the units of SAFE. Because the units of SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the units of SAFE may also adversely affect the price that you might be able to obtain for the units of SAFE in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until there is a change of control or sale of substantially all of the Company's assets.
Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Series Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Crowd SAFE into CF Shadow Securities; upon the conversion of the Crowd SAFE to CF Shadow Securities (which cannot be guaranteed), holders of CF Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (which the occurrence of cannot be guaranteed). Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering of Series B preferred shares, the Series B-CF Shadow Security holders will be required to enter into a proxy that allows the intermediary to vote the same way as a majority of the Series B preferred shareholders vote. Thus, Investor will never be able to freely vote upon any manager or other matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Purchasers. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

Investors will be unable to declare the Securities in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of Crowd SAFE may be significantly diluted as a consequence of subsequent financings.
Company equity securities will be subject to dilution. Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from Crowd SAFE conversion will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's control and economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

Equity securities issued upon conversion of company's Crowd SAFE may be substantially different from other equity securities offered or issued at the time of conversion.

Company may issue to converting Crowd SAFE holders equity securities that are materially distinct from equity securities it will issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to Crowd SAFE purchasers upon their conversion of Company Crowd SAFE will be distinct from the equity securities issued to new purchasers in at least the following respects: to the extent such equity securities bear any liquidation preferences, dividend rights, or anti-dilution protections, any equity securities issued at the Conversion Price (as provided in the SAFE Agreements) shall bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity securities. Company may not provide converting Crowd SAFE purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

There is no present market for the Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In a dissolution or bankruptcy of the Company, Purchasers will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.

In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as described in the Crowd SAFE. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Share Securities or SAFE Preferred Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted. Neither holders of Crowd SAFE nor holders of CF Shadow Share Securities nor Crowd SAFE can be guaranteed a return in the event of a dissolution event or bankruptcy.

While the Crowd SAFE provides for mechanisms whereby a Crowd SAFE holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

In certain events provided in the Crowd SAFE, holders of the Crowd SAFE may be entitled to a return of their principal amount. Despite the contractual provisions in the Crowd SAFE, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential purchasers should not assume that they are guaranteed a return of their investment amount.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
Chimani develops travel guides for national visitors, which are available on the web, in automobiles and on smartphones.

Business Plan
Chimani develops mobile travel guides to help national park visitors navigate the overcrowding and lack of information they experience at parks by using our apps on the web, within their cars, or on their smartphones. The problem that we are solving is the lack of information and increasing overcrowding which visitors to national parks experience. With over 300M visits to national parks each year, most visitors rely on a paper brochure they receive at the entrance gate to experience the park.

Chimani's guides are developed by local travel experts and provide all the essential details a visitor needs - what to do, where to stay, where to eat - even where to use the bathroom! The guides include all the most important details on any available activity and the visitor can know their exact location at all times using our GPS-enabled maps - which are also available offline. Visitors capture their memories by using our Pokemon Go-like feature which rewards them with virtual badges and points which can only be unlocked by being physically located in the parks.

Our customers are what we call "windshield tourists" - baby boomers, young families, and international tourists - 90% of the visitors to national parks.

We make our money with a $29.00 per year subscription which unlocks our 64 detailed national park guides, offline maps, and $2,500.00 in discounts related to activities, lodging, and dining. On the enterprise side, we license our content to brands such as Ford and Niantic (Pokemon Go's maker).

We acquire our users via our affiliate network. This includes working with park concessionaires - the corporations contracted to run the facilities in parks - who recommend us as part of their pre-arrival emails and on-site promotions. We also work with the non-profit park partners by offering subscription discounts to members. We focus heavily on partnerships such as with the National Park Conservation Association and Subaru - who will be launching an OEM version of our mobile app in over 1M vehicles in 2019. Since 2015 we have partnered with Niantic - the makers of Pokemon Go - to provide our content to their mobile apps.

Our vision is global. There are over 161,000 protected areas in the world with over 8 billion visits and $600B spent on trips each year. We have started with U.S. national parks; however, the plan is to expand our guides to include all U.S. Federal and State protected areas, including urban area, and expand globally. Chimani is building a first and only global consumer-friendly platform to help everyone easily access nature - because we believe we're going to need to more than ever in the future.

History of the Business
In 2009, when our founder Kerry Gallivan was hiking in Acadia National Park, he realized that more and more people would be wanting to use their smartphone as part of their park experience.

The Company was first formed as a Maine limited liability company by Kerry Gallivan in January 2010. During the same year, the first product was launched - an iOS and Android app for Acadia National Park. Guides for Yosemite National Park and Cape Cod National Seashore were also released that year. At the time, these were all individual mobile apps - an app per park - and were priced $4.99 to $9.99 per app.

Between 2011 and 2012, Chimani continued to build more and more national park guides. However, the sales were not growing significantly so the apps began being offered as free downloads, and the Company's focus was on growing the market share. By the end of 2012, Chimani had over 500,000 downloads.

In early 2013, Chimani signed a marketing partnership with Subaru - a relationship which would continue for the next three years until the Centennial Anniversary of the National Park System in 2016. The partnership was later extended through 2019. In this year, our founder Kerry Gallivan began working on Chimani full-time. By the end of 2013, Chimani had over 700,000 downloads.

In 2014, Chimani maintained the Subaru marketing partnership, begins to expand the number of guides available and hires its first employee. By the end of 2014, Chimani had over 800,000 downloads.

On March 31, 2015, the Company converted to a Delaware Corporation.

In 2015, Chimani closed a $745,000 seed round and the team grew to seven full-time employees. Chimani became one of only six companies to work with Google on a new mobile service. Chimani then began selling advertisements to local businesses near national parks. By the end of 2015, Chimani had over 1,000,000 downloads.

In 2016, Chimani launched an individual park guide for all 59 national parks in the U.S. as part of the marketing partnership with Subaru. Google Play awarded Chimani the Editors' Choice award and Kerry Gallivan was named by Outside Magazine as one of six "future pioneers" for the next century of our national parks. Advertising revenue to national brands and local businesses has little traction. Due to disagreements on business strategy, the acting CTO, Shaun Lee Meredith, left the company and the team was reduced to four employees. On September 22, 2016, Shaun Lee Meredith was removed from the Board of Directors of the Company by majority stockholder vote. By the end of 2016, Chimani had over 1,500,000 downloads.

In 2017, the team was reduced to one full-time employee, the founder Kerry Gallivan, and engineering and content are outsourced. Chimani began its shift to a new business model by introducing a discount club just for national park travelers - a $29.00 a year in-app subscription. Chimani begins to consolidate all its individual apps into a single user profile. By the end of 2017, Chimani had over 2,000,000 downloads.

In 2018, Chimani signed enterprise content licensing contracts with two automobile companies. In the fall, Chimani consolidated all iOS apps into a single Chimani app and introduced a paywall for all its 64 national park guides. The in-app subscription increased by 2,000% within the first month. By the end of 2017, Chimani had over 2,500,000 downloads.

The Company's Products

Product / Service	Description	Current Market
The Chimani National Parks Mobile Application*	The app provides travel guides for all 418 U.S. national parks, as well as several parks in Canada and the U.K.	Approximately $600B is spent annually on national park visits. There are an estimated 8B visits to national parks globally each year.

*Originally, Chimani created an individual mobile app per park. Last fall, the Company started converting all 64 individual apps on iOS/Apple into a single "consolidated" app. The Company has already completed that consolidation for iOS and is currently still converting all the individual apps on Android.

Throughout the winter of 2018-2019, Chimani developed an OEM version of our app which will be embedded in automobiles vehicles, as well as an API to license content to partners.

Competition
In the national park space, REI is our primary competitor. REI launched a national park focused mobile app in 2016 however it has had little on-going support or innovation.

In the broader outdoor market, AllTrails is our primary competitor. They have an established a well-known brand and user base. Similarly, ViewRanger has established itself as the leading mobile outdoor brand in Europe.

Indirect competitors are Lonely Planet and Google Maps, and National Geographic.

The primary competitive advantage Chimani offers is locally researched content which covers all necessary details of the national park experience – not just key activities. Additionally, our target customers are mainstream travelers - who compose 90% of national park visitors. We are not going after the "outdoorsy" crowd but rather baby boomers, young families, and professional millennials. Our integration into the car/vehicle market is also going to set us apart because much of the national park experience revolves around being in a vehicle - whether it's an RV, SUV or car.

Customer Base
Our customers are what we call "windshield tourists" - baby boomers, young families, millennials, and inbound international tourists - 90% of the visitors to national parks. These are mainstream travel customers. As our affiliate partnerships and brand grows, we are demonstrating the potential to "own" the mobile app experience for national park visitors.

Intellectual Property
The Company has filed and registered the trademark application below with the USPTO for the name "Chimani".

Trademarks

Application or Registration #	Title	Description	File Date	Grant Date	Country
Registration Number: 3898110	Chimani	STANDARD CHARACTER MARK	March 3, 2010	Registration date: December 28, 2010	USA

Governmental/Regulatory Approval and Compliance
The Company is not dependent on any regulatory approvals.

Litigation
There is a pending a litigation related to a royalty payment dispute between the Company and its former independent contractor, Infobridge, LLC, which is a limited liability company wholly-owned and managed by Shaun Meredith, the Company's former Manager and/or Director. The complaint (*Infobridge, LLC v. Chimani, Inc.*) was filed on November 4, 2016 with the Superior Court of the State of Maine (Docket No. CV-2016-427). The claim arises from a contract dispute pertaining to royalty payment provisions. The plaintiff claims total damages in the amount of $149,075.77. The plaintiff filed a motion for attachment and trustee process with the complaint, which was awarded by the court. Most recently, the Company filed its opposition to plaintiff's motion for partial summary judgment and cross motion for summary judgment. The Company does not believe the exposure to be more than $149,075.77 from the suit, and further has asserted in its cross motion for summary judgment that the plaintiff has no claim against the Company and is entitled to zero damages. The Company's motion for summary judgment has not yet been adjudicated.

Even if a claim is unsuccessful or without merit, the negative publicity surrounding a law suit could adversely affect our reputation and brand image. As is the case with any law suit, in the event that a settlement is not achieved, continued litigation could be expensive, take significant time and could divert management's attention from other business concerns, and affect our business plan. Further, an unfavorable ruling could severely impact our liquidity, cause the Company's management to alter the discretionary use of proceeds set forth herein, and may result in changes to or discontinuance of some of our services,

potential liabilities or additional costs that could have a material adverse effect on our business, results of operations, financial condition and future prospects.

Other

The Company's principal address is 2 June Berry Court, Yarmouth ME 04096.

The Company is incorporated in Delaware, registered as foreign corporation in Maine, conducts business in all of the United States, and in over 150 other countries.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$1,500	6.00%	$64,200
Campaign marketing expenses or related reimbursements	1.00%	$250	1.00%	$10,700
Expansion of content - additional detailed guides	0.00%	$0	29.00%	$310,300
Consolidation of the Android platform; redesign of the user interface on both iOS and Android	71.00%	$17,750	42.00%	$449,400
General Improvement on the website sale funnel; homepage redesign, upgrade of the check-put function; improvement on ad spend tracking/conversions; improvement of advertising assets	22.00%	$5,500	22.00%	$235,400
Total	100.00%	$25,000	100.00%	$1,070,000

*The Use of Proceeds chart is not inclusive of fees paid to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due at the closing of the campaign.

The Company has absolute discretion to alter the use of proceeds as set forth above. Additionally, the Company may alter the use of proceeds if there is a material change that creates unforeseen circumstances for the business.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Kerry Gallivan

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director: March 2015 – Present
Chief Executive Officer, President, Treasurer and Secretary: March 2015 – Present
President: January 2010-March 2015

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Kerry has over twenty years of technology product and team management experience, including in international non-governmental organizations, the United Nations, Boston University School of Public Health, and several K-12 public school districts. His primary responsibilities at the Company include product management, product development, strategy, investor and Board Relations, marketing and accounting.

Education
Kerry holds a Bachelor's degree in International Studies (BIS) from the School for International Training (1994).

Name
Vinko Buble

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director: July 2017 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Vinko has been Director of Engineering at ReversingLabs since 2013. He is also an advisor at Branding Compass since September 2017. He has been developing software programs at VinkoBuble.com since September 2016 and is Founder and CEO of Tap To Tip since January 2019. His primary responsibilities at the Company include overall technical direction and development, as well as business strategies.

Education
Vinko holds a Bachelor of Science from American Sentinel University (2012)

Name
Maile Buker

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director: December 2015 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Maile has led strategy for iconic brands including Nike, Timberland, Black Diamond Equipment, Eastern Mountain Sports, IZZE Sparkling Juice, ZICO Coconut Water, and Coors Beer. She became Director of Marketing and Brand Management at Hannaford Supermarkets in August 2016, before becoming VP Marketing in April 2017 at the same company, where she is still employed. Maile is also a director at the Board of Hyperlite Mountain Gear. Maile has been a Start Up Mentor at Telluride Venture Accelerator since July 2013. Her primary responsibilities at the Company include assistance with marketing strategy and corporate partnerships.

Education
Maile holds a Bachelor's degree in Economics and International Affairs from the University of Colorado at Boulder.

Name
Steve King

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director: March 2015 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Steve is a top-ranking, strategic sales leader, with more than 20 years of experience managing key accounts and developing creative sales initiatives for a broad base of new media-driven organizations. Steve runs Stonefields, LLC, an investment fund, since October 2014. He has been General Partner at Second & Fourth from January 2012 to February 2018. His primary responsibilities at the Company include assistance with business strategy and corporate partnerships.

Education
Steve studied Natural Resource Studies, Economics and Political Science at the University of Massachusetts Amherst from 1993 to 1997.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Kerry Gallivan

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director: March 2015 – Present
Chief Executive Officer, President, Treasurer and Secretary: March 2015 – Present
President: January 2010-March 2015

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Kerry has over twenty years of technology product and team management experience, including in international non-governmental organizations, the United Nations, Boston University School of Public Health, and several K-12 public school districts. His primary responsibilities at the Company include product management, product development, strategy, investor and Board Relations, marketing and accounting.

Education
Kerry holds a Bachelor's degree in International Studies (BIS) from the School for International Training (1994).

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in

connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 1 employee in the United States.

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company is authorized to issue 9,000,000 shares of Common Stock with a par value of $0.0001 per share (the "*Common Stock*"), and 1,474,992 shares of Preferred Stock with a par value of $0.0001 per share (the "*Preferred Stock*") pursuant to the Certificate of Amendment of Certificate of Incorporation of Chimani, Inc., filed on April 8, 2019. 1,474,992 shares of the Company's Preferred Stock are designated "*Series A Preferred Stock*".

The Company has issued the following outstanding Securities:

Common Stock
On March 31, 2015, pursuant to Section 3(a)(9) of the Securities Act of 1933, and in conformance with the Agreement and Plan of Conversion, the Company authorized and issued an aggregate of 5,000,000 shares of Common Stock to two members of the Company's predecessor limited liability company, Chimani, LLC, in consideration for such holders' 1,000,000 common units in Chimani, LLC. Of the 5,000,000 shares of Common Stock issued, the Company's founder, Kerry Gallivan, was issued 3,100,000 shares, all of which are now fully vested. Of the remaining 1,900,000 shares issued to a second shareholder, 1,424,988 have vested and the remaining 475,012 shares were forfeited upon their terms.

Subsequently, on April 9, 2019, pursuant to Section 3(a)(9) of the Securities Act of 1933, the Company issued 2,054,522 shares of Common Stock to Kerry Gallivan in payment of a promissory note first made January 3, 2013 between Mr. Gallivan and the Company. The shares of Common Stock issued in this transaction were in consideration for the extinguishment of a loan, which amounted to $349,268.81 in total unpaid principal and accrued interest. The number of shares of Common Stock issued was calculated as an amount equal to the quotient obtained by dividing the unpaid principal and accrued interest on the note by $0.17.

As of the date of this Form C, there are 6,579,510 shares of Common Stock issued and outstanding, all of which have vested.

Stock Option and Grant Plan
On March 31, 2015, the Company adopted and approved its 2015 Stock Option and Grant Plan (the "*Plan*") to encourage and enable the officers, employees, directors, consultants, and other key persons of Chimani, Inc. The Plan permits the grant of Incentive Stock Options, Non-Qualified Stock Options, Restricted Stock, Unrestricted Stock and Restricted Stock Units. The aggregate number of shares the Company's Common Stock that may be issue pursuant to the Plan is not to exceed 899,999 shares.

As of the date of this Form C, there are 182,998 shares of Common Stock associated with awards under the Plan outstanding, of which 180,592 shares subject to option have vested, 2,406 shares subject to option are subject to vesting. 717,001 shares of Common Stock remain available for grant under the Plan.

Options Issued under the Plan
From March 2015 to February 2015, the Company issued eleven Non-Qualified Stock Option grants pursuant to the Plan for the aggregate purchase of 505,998 shares of the Company's Common Stock at an exercise price of $0.17 per share with various vesting schedules (collectively, the "*Options*"). As of the

date of this Form C, 323,000 shares issuable pursuant to Options have been forfeited and four awards remain outstanding.

The exercise of the outstanding Options to purchase 182,998 shares of Common Stock, or the repurchase by the Company of any Options subject to vesting, may limit, dilute or qualify the Crowd SAFE Units of SAFE (Simple Agreement for Future Equity).

Series A Preferred Stock
Beginning on March 31, 2015 and ending August 24, 2015, pursuant to a series of Series A Preferred Stock Purchase Agreements, eleven purchasers purchased 1,098,864 shares of the Company's Series A Preferred Stock for aggregate proceeds of $745,029.79, at a purchase price of $0.678 per share. These shares were fully vested at the time of purchase. This offering of the Company's Series A Preferred Stock was conducted in reliance on Regulation D, Rule 506(b) of the Securities Act of 1933, as amended (the "*Securities Act*"). The proceeds of this offering included the hiring of five additional staff members and marketing growth.

As of the date of this Form C, 1,098,864 shares of Series A Preferred Stock are issued and outstanding.

Convertible Notes
Additionally, in an exempt offering of securities pursuant to Section 4(a)(2) of the Securities Act, between April 2017 and January 2018, the Company issued three convertible promissory notes to three investors in the aggregate principal amount of $80,000 (together, the "*Convertible Notes*" or "*Notes*"). The Convertible Notes accrue simple interest at a rate of 6% per annum. The Notes have maturity dates of either April 1, 2022, June 2, 2022 or January 12, 2023 (each a "*Maturity Date*"). Currently, the principal and interest on the Convertible Note are outstanding and have not been converted into equity securities in the Company. The use of proceeds in connection with the sale of the Convertible Notes included product development related to the consolidation of user accounts details and the introduction of the new discount club subscription plan. The conversion of the Convertible Notes may limit, dilute or qualify the Crowd SAFEs issued in this Offering as a result of certain purchase rights granted to its holders.

The Convertible Notes may convert in the following scenarios:

a. *Financing Conversion.* If a first bona fide sale (or a series of related sales) by the Company of its Preferred Stock after the date of the Purchase Agreement resulting in aggregate proceeds to the Company (excluding the Notes) of at least $1,500,000 (the "*Qualified Financing*") occurs prior to the Maturity Date, each outstanding Note shall be automatically converted into shares of the Preferred Stock issued in the Qualified Financing. For purposes of this section, "*Preferred Stock*" means the Preferred Stock, par value $0.0001 per share, of the Company (or any similar equity security to be issued in connection with the Qualified Financing) to be authorized immediately prior to the closing of the Qualified Financing. The number of shares of Preferred Stock to be issued upon such conversion shall be equal to the quotient obtained by dividing (i) the principal and interest (the "*Amount Due*") on the date of conversion by (the lesser of (x) eighty percent (80%) of the per share price of the Preferred Stock sold in the Qualified Financing and (y) Capped Conversion Price (the "*Capped Conversion Price*"). The Capped Conversion price shall be calculated by dividing $7,500,000 by the fully diluted capitalization of the Company immediately prior to the conversion of the Notes.

b. *Optional Maturity Conversion.* If the Notes remain outstanding after the Maturity Date, the Requisite Holders may thereafter elect by prior written notice to convert each outstanding Note into shares of Common Stock. For purposes of this section, "*Requisite Holders*" shall mean the holders of a majority of the aggregate outstanding principal amount of this and such other Notes. The number of shares of Common Stock to be issued upon such conversion shall be equal to the quotient obtained by dividing (i) the Amount Due on the date of conversion by the Capped Conversion Price, and rounding down to the nearest whole number of shares.

c. *Change of Control.* In the event of a Change of Control of the Company, at the Closing of such Change of Control, in full satisfaction of the Company's obligations under the Notes, the Company will pay the Note holders an amount equal to (x) one and half (1.5) times the principal then outstanding under the Notes and (y) the amount of accrued interest then outstanding under the Notes immediately prior to the closing of such Change of Control.

For purposes of this section, "***Change of Control***" shall mean the merger or consolidation of the Company into or with another Company (other than a wholly-owned subsidiary of the Company in a merger in which the Company is the surviving Company and the Certificate of Incorporation remains unchanged), the sale, lease, exclusive license, transfer or other disposition of all or substantially all of the assets or intellectual property of the Company (other than to a wholly-owned subsidiary of the Company), a transfer of more than fifty percent (50%) of the voting power of the Company, in a single transaction or series of related transactions and the closing of the initial public offering of the Company's Common Stock; Provided, that a Qualified Financing or other equity financing shall not constitute a "Change of Control".

Debt
The Company has the following debt outstanding, in addition to the Convertible Notes described above. See 'Convertible Notes' for more information.

On January 5, 2013, the Company made a promissory note with a single lender in the principal amount of $10,000.00 and bearing interest at a rate of 4.25% per annum. This amount is payable in full upon the earlier of (a) the consummation of a Deemed Liquidation Event (as defined in the Company's Certificate of Incorporation) or (b) the Company's first underwritten public offering of its Common Stock, however, the note may be prepaid by the Company in whole or in part with no prepayment penalty. On the date of this Form C, the amount due under this promissory note is $12,975.00.

On the date of this Form C, the Company owes $82,624.10 and $19,226.80 to two law firms in legal expenses related to the pending litigation. See '**Litigation**' above for more information.

Additionally, the Company owes the amounts of $85,682.25 and $15,400.00 in relation to work performed in association with a pivot in the business model that the Company started in 2017.

Additionally, on April 3, 2019, the Company borrowed $3,800.00 from Kabbage, Inc. In accordance with the loan agreement, the loan has a term of 6 months, with an average monthly repayment of principal and interest in the amount of $775.83. The loan is secured by any and all assets of the borrower.

Finally, the Company has $126,433.88 outstanding in accounts payable and a balance of $5,531.97 on its Capital One Credit Card.

Valuation
On April 1, 2015, the Company conducted a Section 409A of the Internal Revenue Code valuation of a single share of the common equity of Chimani, Inc. on a non-marketable, non-controlling basis. In the course of this independent appraisal, the Common Stock was valued at $0.17 per share.

The Securities being sold in this Offering are Crowd SAFE Units that convert into a number of securities contingent on the Company's valuation in a future equity financing. You are encouraged to determine your own independent value of the Company prior to investing. The Company's 409A valuation in 2015 should not be applied to the current or expected future valuation of any Crowd SAFE purchased in this Offering.

Ownership
The majority of the Company is owned by 1 person, Kerry Gallivan.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Kerry Gallivan	67.13%

Following the Offering, the Purchasers will own 0% of the Company if the Minimum Amount is raised and 0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations
We generate substantially all of our revenue from a $29 per year subscription which unlocks our 64 detailed national park guides, offline maps, and $2,500 in discounts related to activities, lodging, and dining. On the enterprise side, we license our content to brands such as Ford and Niantic.

The Company expects to achieve profitability in the next 12 months and intends to focus on increasing sales and entering new markets.

The Company incurred total operating expenses of $249,941 and $440,092 for the years ended December 31, 2018 and 2017, respectively. In 2017, the Company generated $9,230 in revenue, resulting in a net loss of $434,862. In 2018, the Company generated $160,045 in revenue, resulting in a net loss of $89,896.

General & Administrative
The Company expenses the cost of general & administrative expenses as incurred and aggregated $152,945 and $219,493 for the years ended December 31, 2018 and 2017, respectively.

Sales & Marketing
The Company expenses the cost of sales & marketing as incurred and aggregated $795 and $20,216 for the years ended December 31, 2018 and 2017, respectively.

Liquidity and Capital Resources
The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $4,000 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy. In the event of an extended trial and/or an unfavorable ruling, the Company's current liquid assets may not be sufficient to cover the costs incurred by the pending litigation.

The Company currently has an average burn rate of $18,000 per month with an anticipated 1-month runway.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations
The Company does not plan to make any material capital expenditures in the future.

Material Changes and Other Information
Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering
The Company is offering up to 1,070,000 of Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) for up to $1,070,000. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "*Minimum Amount*"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by August 17, 2019 (the "*Offering Deadline*") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "*Maximum Amount*") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Prime Trust, LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

In the event two multiples of the Minimum Amount is reached prior to August 17, 2019, the Company may conduct the first of multiple closings of the Offering early, provided all Purchasers will receive notice of the new Offering Deadline at least five (5) business days prior to such new Offering Deadline (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Purchasers who committed on or before such notice will have until the 48 hours prior to the new Offering Deadline to cancel their investment commitment.

In the event the Company does conduct one of multiple closings, the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct a closing if there will be more than 21 days remaining before August 17, 2019.

The Company may only conduct another closing before August 17, 2019 if at the time of such proposed closing (i) the amount of investment commitments to the Offering exceeds two multiples of the collective amount committed at the time of the last closing, and (ii) more than twenty-one (21) days remain before August 17, 2019.

The Company has agreed to return all funds to Purchasers in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closings.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $50.00.

The Offering is being made through OpenDeal Portal LLC dba "Republic", the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of 6.0% (six percent) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation
The intermediary will receive a number of Securities of the issuer that is equal to 2.0% (two percent) of the total number of Securities sold by the issuer in the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities during this Offering.

The Securities
We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization
See "CAPITALIZATION AND OWNERSHIP" above.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Investors to any dividends.

Definitions

Valuation Cap
$5,000,000.

Discount
20%

"*Capital Stock*" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"*CF Shadow Series Securities*" shall mean with respect to a conversion pursuant a Qualified Equity Financing, shares of the Company's Preferred Stock that are identical in all respects to the shares of Capital Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Conversion Shares would be CF Shadow Series A Preferred Stock), except that the liquidation preference per share shall equal the Conversion Price and the following additional differences:

  i.   The Conversion Shares shall be non-voting except as required by law;
  ii. The Conversion Shares must vote in accordance with the majority of the investors in such future Qualified Equity Financing with respect to any such required vote; and
  iii. Holders of Conversion Shares shall receive periodic business updates from the Company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law and contemplated by Regulation CF).

The Company has no obligation to convert the Securities in any future financing, only due to a Liquidity Event.

"*Change of Control*" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"*Dissolution Event*" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"*Qualified Equity Financing*" shall mean the first sale (or series of related sales) by the Company of its Capital Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into capital stock in connection with such sale (or series of related sales).

Conversion
Upon the occurrence of a Qualified Equity Financing the Crowd SAFEs may convert into CF Shadow Series Securities.

Conversion Mechanics

Conversion Upon First Qualified Equity Financing for Non-Major Investors
If the Company elects to convert the Securities upon the first Qualified Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "*Purchase Amount*") by:

(a) the quotient of $5,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants

to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "*Safes*"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Qualified Equity Financing multiplied by 80.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "*First Financing Price*" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Qualified Equity Financing following the issuance of the Securities.

Major Investors
In the event the Investor, together with its affiliates, purchases one or more Crowd SAFEs with an aggregate Purchase Amount equal to or exceeding $25,000 (a "**Major Investor**"), the Company shall provide the Investor with at least ten (10) business days prior written notice of the First Equity Financing, including the price and terms thereof. The Major Investor shall have a right to convert, in its sole discretion, any Crowd SAFEs then held by the Major Investor upon the closing of the First Equity Financing into a number of shares of the CF Shadow Series of Capital Stock in accordance with Section 1(a) of the Crowd SAFE.

Conversion After the First Qualified Equity Financing
If the Company elects to convert the Securities upon an Equity Financing after the first Qualified Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price. These securities will have no information rights, no tax reporting rights, no voting rights and any matter by which applicable law requires the holder of such securities to vote, the holders of the securities will enter into a proxy agreement with the Intermediary to vote in line with the series of securities the CF Shadow Series Securities are based off of.

Conversion Upon a Liquidity Event Prior to a Qualified Equity Financing
In the case of an initial public offering of the Company ("*IPO*") or Change of Control (either of these events, a "*Liquidity Event*") of the Company prior to any Qualified Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $5,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (I) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (II) any Safes; and (III) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "*Cash-Out Investors*") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

Dissolution
If there is a Dissolution Event before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Investors, all holders of other Safes (on an as converted basis

based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

Termination
The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control
The Securities do not have any voting rights. Further, upon conversion of the Crowd SAFE into shadow-capital stock of the Company, the Intermediary will have the right to vote on behalf of the Purchaser. The Purchaser will only get the right to vote, independently of the Intermediary, if the Company has a Liquidity Event and the Purchaser elects to receive capital stock of the Company.

Shareholders' Rights Agreement
On March 31, 2015, the Common Stockholders, holders of options to acquire shares of the Company's Common Stock and Series A Preferred Stockholders entered into a Stockholders' Rights Agreement with the Company. Investors' in this Offering will not be party to said agreement upon investing nor upon conversion of the Crowd SAFEs, if ever.

Anti-Dilution Rights
The Securities do not have anti-dilution rights.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

Other Classes of Securities
The following description summarizes important terms of the existing securities of the company and does not provide every detail that may be of interest to investors in this offering. A description of the rights of the shareholders may be found in the Certificate of Incorporation and the Company's Bylaws, as well as Delaware General Corporate Law.

Common Stock

General

The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock as set forth in the Company's Certificate of Incorporation.

Voting Rights

The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings), provided, however, that, except as otherwise required by law, holders of Common Stock, as such shall not be entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation or pursuant to the General Corporation Law of Delaware. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

Election of Directors

The holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Corporation.

Rights to Distributions

In the event the company declares, pays, or set aside dividends, the Preferred Stock holders of the Corporation are entitled preferential payment before the Common Stock holders.

The company has never declared or paid cash distributions and currently does not anticipate paying any cash distributions after this Offering or in the foreseeable future.

Right to Receive Liquidation Distributions

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event as defined in the Certificate of Incorporation, after the payment of all preferential amounts required to be paid to the holder of shares of Preferred Stock, the remaining assets of the Company available for distribution shall be distributed to Common Stock holders, on a pro rata basis.

Series A Preferred Stock

Voting

In any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders on lieu of meeting), each stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series A Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Certificate of Incorporation, holders of Series A Preferred Stock shall vote together with the holders of Common Stock as a single class.

Election of Directors

The holders of record of the shares of Series A Preferred Stock exclusively and as a separate class, shall be entitled to elect two (2) directors of the Corporation.

Dividends

From and after the date of the issuance of any share of Series A Preferred Stock, dividends at the rate per annum of $0.0339 per share shall accrue on such shares of Series A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock) (the "***Accruing Dividends***"). Accruing Dividends shall accrue from day to day, whether or not declared and shall be cumulative; provided, however, that except as set forth in the Certificate of Incorporation, in the event of a voluntary conversion and in the event of a redemption, the Corporation shall be under no obligation to pay such Accruing Dividends except when, as, and if declared by the Board of Directors.

Right to Receive Liquidation Distributions

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event as defined in the Certificate of Incorporation, the holder of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Company available for distribution shall be distributed to Common Stock holders, on a pro rata basis.

Rights and Preferences

Each share of Series A Preferred Stock shall be convertible, at the option of the holder, at any time without the payment of additional consideration.

Adjustment of Series A Conversion Price Upon Issuance of Additional Shares of Common Stock

In the event the Corporation shall at any time after the Series A original issue date issue additional shares of Common Stock, without consideration or for a consideration per share less than the Series A Conversion Price in effect immediately prior to such issue, then the Series A Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

      (a) "CP_2" shall mean the Series A Conversion Price in effect immediately after such issue of Additional Shares of Common Stock;

      (b) "CP_1" shall mean the Series A Conversion Price in effect immediately prior to such issue of Additional Shares of Common Stock;

      (c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities (including the Series A Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

      (d) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C

CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company is not engaged in any transactions with related persons.

Conflicts of Interest
To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION
This Offering is the Company's first exempt offering of securities under Regulation Crowdfunding. The Company has not failed to comply with the ongoing reporting requirements of Regulation Crowdfunding.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Kerry Gallivan
(Signature)

Kerry Gallivan
(Name)

Director & Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Kerry Gallivan
(Signature)

Kerry Gallivan
(Name)

Director & Chief Executive Officer
(Title)

April 17, 2019
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Vinko Buble
(Signature)

Vinko Buble
(Name)

Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Vinko Buble
(Signature)

Vinko Buble
(Name)

Director
(Title)

April 17, 2019
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Maile Buker
(Signature)

Maile Buker
(Name)

Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Maile Buker
(Signature)

Maile Buker
(Name)

Director
(Title)

April 17, 2019
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Steve King
(Signature)

Steve King
(Name)

Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Steve King
(Signature)

Steve King
(Name)

Director
(Title)

April 17, 2019
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Crowd SAFE
Exhibit C   Offering Page
Exhibit D   Video Transcript

EXHIBIT A

Financial Statements

EXHIBIT B

Offering Page

EXHIBIT C
Crowd SAFE

EXHIBIT D

Video Transcript

CHIMANI, INC.

(a Delaware corporation)

Unaudited Financial Statements for the Years

Ended December 31, 2018 and 2017



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

April 15, 2019

To: Board of Directors, Chimani, Inc.

Re: 2018-2017 Financial Statement Review
        Chimani, Inc.

We have reviewed the accompanying financial statements of Chimani, Inc. (the "Company"), which comprise the balance sheet(s) as of December 31, 2018 and 2017, and the related statements of operations, owners' equity or deficit, and cash flows for the calendar year(s) thus ending, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

CHIMANI, INC.
BALANCE SHEET
As of December 31, 2018 and 2017
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

ASSETS	**2018**	**2017**
Current Assets:		
Cash and cash equivalents	$ 5,186	$ 186
Accounts receivable	7,499	0
Deposits	0	0
Total Current Assets	12,685	186
Property and equipment, net	852	2,244
Security deposit	1,475	1,475
Total Other Assets	2,327	3,719
TOTAL ASSETS	$ 15,012	$ 3,905
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 211,290	$ 204,801
Accrued interest	49,131	36,229
Deferred revenue	12,152	0
Accrued compensation	92,308	46,154
Accrued expenses	16,963	23,657
Accrued litigation	21,750	21,750
Note payable	208,044	208,044
Accrued dividend payable	111,753	74,502
Total Current Liabilities	723,391	615,137
Long-term Liabilities:		
Convertible notes	80,000	50,000
TOTAL LIABILITIES	803,391	665,137
Stockholders' Equity (Deficit):		
Common stock: par value $0.0001 per share, authorized 7,500,000 shares; issued and outstanding 4,524,988 shares as of December 31, 2018 and 2017	452	452
Additional paid-in-capital: common stock	48	48
Preferred stock: par value $0.0001 per share, authorized 1,474,992 shares; issued and outstanding 1,098,864 shares as of December 31, 2018 and 2017	1,099	1,099
Additional paid-in capital: preferred stock	743,901	743,901
Accumulated deficit	(1,533,879)	(1,406,732)
Total Stockholders' Equity (Deficit)	(788,379)	(661,232)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 15,012	$ 3,905


CHIMANI, INC.
STATEMENT OF OPERATIONS
For the Years Ended December 31, 2018 and 2017
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)


	2018	2017
Revenues	$ 160,045	$ 9,230
Operating Expenses:		
General and administrative	152,945	219,493
Technology	81,907	187,139
Sales and marketing	795	20,216
Depreciation expense	1,392	1,392
Interest expense	12,902	11,852
Total Operating Expenses	249,941	440,092
Net Income (Loss)	$ (89,896)	$ (434,862)

CHIMANI, INC.
STATEMENT OF MEMBERS' CAPITAL
For the Years Ended December 31, 2018 and 2017
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Common Stock		Preferred Stock			
	Number of Shares	Amount	Number of Shares	Amount	Accumulated Deficit	Total
Balance as of January 1, 2017	**4,524,988**	**$ 500**	**1,098,864**	**$ 745,000**	**$(934,619)**	**$ (189,119)**
Dividends accruing on preferred stock	0	0	0	0	(37,251)	(37,251)
Net Income (Loss)	0	0	0	0	(434,862)	(434,862)
Balance as of December 31, 2017	**4,524,988**	**500**	**1,098,864**	**745,000**	**(1,406,732)**	**(661,232)**
Dividends accruing on preferred stock	0	0	0	0	(37,251)	(37,251)
Net Income (Loss)	0	0	0	0	(89,896)	(89,896)
Balance as of December 31, 2018	**4,524,988**	**$ 500**	**1,098,864**	**$ 745,000**	**$ (1,533,879)**	**$ (788,379)**

CHIMANI, INC.
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2018 and 2017
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

Cash Flows From Operating Activities		2018		2017
Net Income (Loss)	$	(89,896)	$	(434,862)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation and amortization		1,392		1,392
Changes in operating assets and liabilities:				
(Increase) decrease in accounts receivable		(7,518)		(1,793)
Increase (decrease) in accounts payable		6,489		158,616
Increase (decrease) in accrued expenses		2,228		(21,209)
Increase (decrease) in accrued interest		12,902		11,852
Increase (decrease) in dividend payable		37,251		37,251
Increase (decrease) in short-term deferred revenue		12,152		0
Net Cash Used In Operating Activities		(25,000)		(206,335)
Cash Flows From Investing Activities				
Purchase of property and equipment		0		0
		0		0
Cash Flows From Financing Activities				
Issuance of convertible notes		30,000		50,000
Net Cash Provided By Financing Activities		30,000		50,000
Net Change In Cash and Cash Equivalents		5,000		(156,335)
Cash and Cash Equivalents at Beginning of Period		186		156,521
Cash and Cash Equivalents at End of Period	$	5,186	$	186
Supplemental Disclosure of Cash Flow Information				
Cash paid for interest	$	0	$	0
Cash paid for income taxes	$	0	$	0

CHIMANI, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018
See accompanying Accountant's Review Report
(Unaudited)

NOTE 1 - NATURE OF OPERATIONS

Chimani, Inc. (referred to as the "Company," "we," "us," or "our") develops and produces guides to 418 national parks and locations in the United States which can be accessed through the web, through an automobile or through a mobile application. For an annual subscription fee, the user has access to guides, offline maps and a discount savings club.

The Company was originally incorporated on September 30, 2013 as a limited liability company. On March 31, 2015, the Company converted from a limited liability corporation to a C corporation in the State of Delaware. The Company is headquartered in Maine. The Company began operations in 2013.

Since Inception, the Company has relied on advances from founder, convertible notes and the sale of preferred stock to fund its operations. As of December 31, 2018, the Company had negative working capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 9). During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 10) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2018, the Company is operating as a going concern. See Note 1 and Note 7 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2018 and 2017, the Company had $5,186 and $186 of cash on hand, respectively.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2018 and 2017, the Company had no outstanding accounts receivable.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the year ending December 31, 2018 as the Company incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company as of December 31, 2018. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2018, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. Revenue is recognized over the term of the contract or subscription agreement.

As of December 31, 2018, the Company had $12,152 of deferred revenue. There was no deferred revenue as of December 31, 2017.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs

The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our balance sheet.

NOTE 3 – CONVERTIBLE NOTES

During April 2017, June 2017, and January 2018, the Company has issued $25,000, $25,000, $30,000 of 6% convertible notes (the "Notes") due April 2022, June 2022 and January 2023 (the "Maturity Dates"). The Notes are unsecured. The Notes are due on their respective maturity dates with accrued interest if the Notes do not covert prior to their maturity dates.

Notes totaling $1,000,000 are automatically convertible into common stock on the completion of an equity offering of $1,500,000 or more of preferred stock ("Qualified Financing") or may be converted into common after the maturity date at the note-holder's options. The conversion price is the lesser of 90% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $7,500,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. As the conversion and the resulting effect of the discount on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the discount.

As of December 31, 2018, the convertible notes have not yet converted as a qualified financing had not yet occurred. The convertible notes are recorded as a liability until conversion occurs.

NOTE 4 – NOTE PAYABLE TO RELATED PARTY

In January 2013, a majority shareholder loaned $204,750 to the Company for working capital. The loan is payable in full upon the earlier of a merger, consolidation or sale, lease, transfer, exclusive license or other disposition of substantially all the Company's assets or the completion of an initial public offering of the Company. The convertible notes mature five years from the effective date and interest accrues at 1% per year. Interest accrues at the rate of 4.25% per year on the unpaid principal

NOTE 5 – STOCK-BASED COMPENSATION

Stock Option Plan
The Company has a 2015 stock compensation plan ("2015 Plan") which permits the grant or option of shares to its employees for up to 899,999 shares of restricted common stock. The purpose of the 2015 Plan is to encourage and enable the officers, employees, directors, consultants and other key persons of the Company, upon whose judgment, initiative and efforts the Company largely depends for the successful conduct of its business, to acquire a proprietary interest of the Company. Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date. Stock awards generally vest over two years and expire after ten years.

The Company issued 182,998 options to purchase common stock during 2015 and 2016 at a price per share of $0.17. As of December 31, 2018, all options had vested and the options expire between 2025 and 2026.

NOTE 6 – INCOME TAXES

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. From inception to December 31, 2018, the Company had net operating losses. Due to the uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating losses before they expire, the Company has recorded a valuation allowance to reduce the net deferred tax asset to zero, and accordingly, has not recorded an income tax provision or benefit for the years ended December 31, 2018 or 2017.

The Company is subject to tax in the U.S and files tax returns in the U.S. Federal jurisdiction and Maine state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Legal Matters
The Company is currently a defendant in Infobridge, LLC v. Chimani, Inc., complaint filed in the Superior Court of the State of Maine, dated as of November 4, 2016 (Docket No. PORSC-CV-2016-). The Company is a defendant in a dispute regarding royalty payments. The plaintiff claims that the Company breached a material term of the legally binding contract to pay royalty fees and owes the plaintiff $149,076. The Company believes that it owes at most $21,750 and this amount is accrued as of December 31, 2018 and has a counter claim for breach of contract against the plaintiff. Legal expenses defending the Company will be expensed as incurred.

NOTE 8 – STOCKHOLDERS' EQUITY (DEFICIT)

The Company has two classes of stock: common stock and Series A preferred stock.

The Series A preferred stock accrues dividends at a rate of $0.0339 per share per year. The shares were originally issued in 2015 and as of December 31, 2018, the amount of dividends payable as shown on the balance sheet totals $111,754.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2013 and has not achieved profitable operations. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 10) and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

Conversion of Related Party Outstanding Debt into Common Stock
In April 2018, the Company converted $256,961 of notes payable and $92,308 of accrued expenses related to employee compensation owed to the majority shareholder into shares of common stock. The total outstanding debt of $349,269 as of the date of the conversion converted into 2,054,522 shares of common stock based on a price per share of common stock of $0.17.

Anticipated Crowdfunded Offering
The Company is offering up to 1,070,000 Simple Agreements for Future Equity ("SAFEs") for up to $1,070,000 (the "Crowdfunded Offering"). The Company is attempting to raise a minimum of $25,000 in this offering and up to $1,070,000 maximum.

The Crowdfunded Offering is being made through OpenDeal Portal LLC, (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a six percent commission fee and two percent of the securities issued in this offering.

Management's Evaluation
Management has evaluated subsequent events through April 16, 2019, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

CHIMANI, INC.

Crowd SAFE

Series 2019

(Crowdfunding Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2019 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Chimani, Inc., a Delaware Corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $5,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal the quotient obtained by

dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Financing Price**").

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Preferred Stock equal to the Purchase Amount divided by the First Financing Price, if the Investor fails to select the cash option. Shares of Preferred Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Preferred Stock issued in connection with the Company's most recent Equity Financing.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

> (i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

> (ii) Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary will vote with the majority of the holders of Preferred Stock of the Company's Capital Stock on any matters to which the proxy agreement applies; and

> (iii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Conversion Price**" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Preferred Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

3. *Company Representations*

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e) The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f) The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified

company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

(i)   Each Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in Form C and the offering documentation.

(j)   Each Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in <u>Section 5(a)</u>):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE.   SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in <u>Section 4</u> above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in <u>Section 4</u> and the undertaking set out in <u>Section 5(a)</u> and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE.   THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE

SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Yarmouth, ME. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   In the event the Investor, together with its affiliates, purchases one or more Crowd SAFEs with an aggregate Purchase Amount equal to or exceeding $25,000 (a "**Major Investor**"), the Company shall provide the Investor with at least ten (10) business days prior written notice of the First Equity Financing, including the price and terms thereof. The Major Investor shall have a right to convert, in its sole discretion, any Crowd SAFEs then held by the Major Investor upon the closing of the First Equity Financing into a number of shares of the CF Shadow Series of Capital Stock in accordance with Section 1(a). For the avoidance of doubt, this clause shall only apply to the Purchase Amount from the current Offering of the Company's Capital Stock and will not be integrated with any previous offerings of the Company's Capital Stock.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

[ISSUER NAME]
By:
Name: Kerry Gallivan
Title: Chief Executive Officer
Address: 2 June Berry Court, Yarmouth, ME 04096
Email: kerry@chimani.com

INVESTOR:
By:
Name:

Exhibit A – CF Shadow Share Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated $crowd_safe_date$ between $issuer$, a Delaware corporation (the "***Company***") and $investor_name$ ("***Stockholder")***. In connection with a conversion of Stockholder's investment in the Crowd SAFE into Preferred Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and Open Deal Portal LLC (the "***Intermediary***") as another holder of Preferred Stock of a CF Shadow Series hereby agree as follows:

1. **Grant of Irrevocable Proxy**.

    (a) With respect to all of the shares of Preferred Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "***Shares***"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder ("***Holder***") of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the preferred shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.
    (b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of the this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.
    (c) This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2. Legend. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3. Representations and Warranties. The Stockholder represents and warrants to the Intermediary as follows:

    (a) The Stockholder has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

(b) The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4. Equitable Remedies. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5. Defined Terms. All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6. Amendment. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary .

7. Assignment.
(a) In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
(b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8. Severability. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

INVESTOR:	**INTERMEDIARY:**
By:	By:
Name:	Name:
	CCO, OpenDeal Portal LLC d/b/a Republic
Date:	Date:





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Chimani

Enhancing your national park experience



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$0
Raised

From
0 investors

Time left
124 days

Deal highlights

- A comprehensive mobile visitor guide to America's National Parks

- Ability to reach over 330M annual National Park visitors, an $18 billion market

- 2,100 active paid users

- 2,000% growth in subscribers since the new subscription model launch

- Subaru OEM app to be installed in 1M vehicles in Q3 2019

- Paid partnerships with Ford and GEICO RV

- Promotional partnerships with National Parks Conservation Association, Active Interest Media, Delaware North, & Friends of Acadia

More park visitors, less information

The National Park Service reported over 330M+ visitors last year. But the increase in crowds has not been met with an increase in resources for visitors.

From maps and to entrance fees, to shuttle bus schedules and restroom locations, many park-goers are finding themselves struggling to navigate their national park experience.



For most visitors, they rely on a paper brochure handed out at the entrance gate to navigate a national park which can swell to be the size of a small city during the peak summer months.





An all-in-one mobile travel guide for 418 U.S. national parks available whenever a visitor needs it







WEB   AUTO   MOBILE

Chimani helps national park visitors plan their trip, choose the most appropriate activities, navigate using our GPS-enabled maps, receive time-sensitive alerts - and even locate the nearest restroom!

Best of all, it works without a cell signal.

Users can also capture their trip memories by using our Pokémon Go-like game which unlocks virtual badges and points - including unique ones that can only be collected within the parks.

Our premium Chimani Perks subscription unlocks 64 detailed guides for the most visited national parks, offline map functionality, additional virtual badges, and over $2,500 in national park-related discounts.

How it works





1. **Download a guide**


9:41 AM
100%
All Topics
PERKS CARD
Chimani
NATIONAL PARKS
Traveler
Map
Perks Savings
Photo Gallery
My Profile
Trip Planning
Protect the Parks
Parks

2. **Locate a hiking trail**


All Topics
Chimani



3. Earn a virtual badge





2,100 customers and growing

Chimani has over 2,100 paying customers. We expect this number to grow significantly as we enter into the first busy park season with our new subscription business model.

In addition, we have paid contracts with GEICO RV and Ford.



Passionate and engaged users



Partnership with Subaru

Chimani has partnered with Subaru of America to launch a new cloud-based Chimani national park app in the Subaru STARLINK multimedia system.

Available this summer on all Subaru STARLINK systems, customers will have all 418 U.S. national park locations and details at their fingertips.





What our customers are saying



4.4
OUT OF 5
I'm a huge fan of this app!
Love this app
Fantastic guide app

"Your company has saved me tons of planning time as I've visited 20+ parks in the past 2 years am just getting started."

"Even though it's no longer a free app I still love it. To have so much info in one app is great."

"The app was a tremendous assistance while we toured Yellowstone and Grand Teton National Parks."

Potential to reach 330M+ annual visitors



330M+
ANNUAL VISITORS

Chimani has the ability to reach 330M+ annual national park visitors -providing them with critical information to ensure the best possible experiences and most positive memories.

As seen in



The New York Times USA TODAY



WSJ
TidBITS
Outside
BestRide.com
Skift
Los Angeles Times
engadget
cnet
THRILLIST
Chicago Tribune
TRAVEL PULSE
CNN travel
ROAD/SHOW
fedscoop

Business model

Chimani is based on a freemium subscription model

Our web, mobile, and car apps are free to use and provide the basic details for all 418 national parks. The mobile app also allows users to collect virtual badges and record their trip memories.

Our premium Chimani Perks subscription is designed for the 330M visitors heading to the parks. It provides unlimited access to 64 detailed national park travel guides, offline maps, additional virtual badges, and $2,500 in national park-related discounts.

PREMIUM SUBSCRIPTION



Since launching the new subscription, paid subscriptions have increased by over 2,000% - confirming our product-market fit. Subscription revenue has already grown to more than cover all hosting costs.

Growth in subscriptions is on track to increase significantly as we approach the first busy summer season with our new subscription model. The addition of the new subscription model into our Android platform and a new UX/UI design launching in Q4 2018 will help us drive growth as well.

Chimani also generates revenue from limited advertising sponsorships and content licensing to brands such as Ford and GEICO RV.

The market



Visitor spending continues to grow

More people are going to national parks. But they aren't just visiting--the latest data shows that people are staying and spending more time and money in the parks compared to previous years. In fact, visitor spending generated over $18B in revenue in 2017 alone. Chimani is tapping into this growing market by giving visitors the tools they need to make the most of their National Park experience.

Competition

	Chimani	REI	AllTrails	ViewRanger	Google Maps
NATIONAL PARK SPECIFIC	✓	✓	✗	✗	✗
DETAILS ON 418 NATIONAL PARKS	✓	✗	✗	✗	✓
OFFLINE TOPOGRAPHIC MAPS	✓	✓	✓	✓	✓
ORIGINAL, CURATED CONTENT	✓	✗	✗	✓	✗
DETAILED TRAVEL GUIDES	✓	✗	✗	✓	✗
TRIP-RELATED GAMIFICATION	✓	✓	✗	✗	✗
DINING, TRANSPORTATION & FACILITIES	✓	✓	✗	✗	✗
AUDIO TOURS	✓	✗	✗	✗	✗

Raised $825K to date

Chimani has raised over $825,000 to-date from institutional and individual investors, including:



Dave Perloff, PhD
Founder of Prometrix



Steve King
Facebook employee #10



Fritz Onion
Co-Founder of Pluralsight



& Director of Revera

Founder & key advisors



Kerry Gallivan

Founder, CEO & Board Director

Over 20+ of technology product and team management. This includes international non-governmental organizations, the United Nations, Boston University School of Public Health, and several K-12 public school districts. In 2016, Kerry was named by Outside Magazine as one of six "future pioneers" for the next century of our national parks.



Vinko Buble

Head of Software Development & Board Member

Vinko has over 20 years of experience leading engineering teams. He has served as Director of Engineering for ReversingLabs, co-founded the company +P and served as Senior Manager of Software Development at PayPal. He holds a Bachelor of Science from the American Sentinel University.



Dave Perloff, PhD

Board Observer & Investor

Founder of several successful Silicon Valley high tech companies, and is actively involved in early stage high tech companies. Dave actively supports K-12 education in Maine and California through the Perloff Family Foundation. He holds a Ph.D. in Physics from Brown University and has been awarded a number of patents in the field of semiconductor measurement technology.



Mike Tollefson

Advisor

During his 36-year career with the National Park Service, Mike served as superintendent at Yosemite National Park, Sequoia and Kings Canyon National Parks, Glacier Bay National Park, and Great Smoky Mountains National Park. After his career with the NPS, Mike served as president of the Yosemite Conservancy.

What's next

More guides, better experiences, stronger partnerships

We have over 60 detailed national park guides complete, but there are over 400 national parks in the U.S. and over 3,000 national parks around the world. We will continue to expand the number of detailed guides, increase our basic coverage beyond the U.S., improve the design of the product and continue to build strong partnerships.

Product roadmap:

Q 3 / Q 4
2019
- Android consolation
- UX/UI redesign
- External API integrations

Q 1 / Q 2
2020
- Expanded national park content on North & South America, Europe, Africa, Oceania and Asia
- 60 new detailed guides

Mission

Chimani's mission is to help everyone experience the natural beauty and cultural history which national parks everywhere have to offer - regardless of age, ability, or background.

But in order to appreciate a national park, you must experience it first-hand. This is why we believe technology plays an important role in ensuring the best possible experience. By transcending the various government agencies, Chimani can provide a seamless experience which unifies national parks around the world and drives a community of passionate supporters and advocates.

Because ultimately, we believe our future depends on it.

Help us enhance the national park experience for

Help us enhance the national park experience for everyone!

Together we can create the ultimate mobile travel guide to our national parks and help build a community of passionate enthusiasts which will last for generations.

Deal terms

Minimum investment

$50

The smallest investment amount that Chimani is accepting.

Deadline

August 18, 2:59 AM (EDT)

Chimani needs to reach their minimum funding goal before the deadline. If they don't, all investments will be refunded.

Type of security

Crowd SAFE

The Crowd SAFE is an agreement for future equity in the startup, meaning that it can convert to equity in the future.

Discount

20%

If a trigger event for Chimani occurs, the discount provision gives investors equity shares (or equal value in cash) at a reduced price.

Valuation cap

$5,000,000

The maximum valuation at which your investment converts into equity shares or cash.

Funding goal

$25,000 – $1,070,000

Chimani needs to raise $25K before the deadline. The maximum amount Chimani is willing to raise is $1.07M.

Bonus perks

Get additional perks from Chimani for your investment

About Chimani

Legal Name	Chimani, Inc.
Founded	Mar 2015
Form	Delaware Corporation
Employees	1
Website	http://www.chimani.com
Social Media	
Headquarters	2 June Berry Court, Yarmouth, ME, US

Chimani Team

Kerry Gallivan
CEO, Founder & Board Director

Miroslav Jelaska
Engineer

Vinko Buble
Head of Software Development
& Board Director

Jersey Griggs
Writer

Pjero Petej
iOS Engineer

Brian Thompson
Editor

Michael Tollefson
Advisor

Maile Buker
Board Director

Steve King
Board Director & Investor

David Perloff
Board Observer & Investor

Fritz Onion
Investor

FAQ

How do I earn a return?

How do I earn a return?
We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

Risks

Risks from your Form C filing will appear here. No action is required.

Speaker 1:	Alright, third pocket. Extra gloves, hand warmers, water, Star Wars playing cards, beef jerky, safety kit, and best of all ... we'll never get lost with this, the trail map.
Speaker 2:	Dude, we don't need all that.
Speaker 3:	Yeah, we got the Chimani App.
Speaker 1:	Chimani?
Speaker 2:	Chimani.
Speaker 4:	Visiting a national park? Let Chimani navigate.
Speaker 4:	Discover trails for all skill levels.
Speaker 4:	Locate bike rentals, auto tours, parking and never miss shuttle times.
Speaker 4:	Hungry? Let Chimani lead the hunt.
Speaker 4:	Safety tips, convenience stores and water filling stations. All one click away.
Speaker 4:	Don't worry, it's in the App.
Speaker 4:	Oh, and don't forget, enjoy the view.
Speaker 4:	Chimani, Apps for the outdoors.
Speaker 4:	Now available on the App Store and on Google Play.